[redacted]

Rule 12g3-2(b)

Statement 1

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

09045212

SUPPL

		October 31, 2008		April 30, 2008
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	**8,003**	$	729,679
Accrued interest and other amounts receivable		**16,117**		13,993
Marketable securities (Note 3)		**311,951**		329,777
Prepaid expenses		**4,191**		4,517
		340,262		1,077,966
Reclamation Bond		**5,000**		5,000
Property, Plant and Equipment (Note 4)		**62,317**		63,743
Mineral Properties (Note 5)		**3**		3
Cash and cash equivalents	$	**407,582**	$	1,146,712
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	**20,416**	$	31,982
Shareholders' and director's loans		**2,329**		4,059
		22,745		36,041
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Deficit accumulated in the exploration stage – Statement 2 (Statement of Loss)		**(13,773,729)**		(13,035,257)
Accumulated Other Comprehensive Income		**237,853**		255,679
		(13,535,876)		(12,779,578)
Share capital (Note 6)		**13,064,442**		13,064,442
Contributed Surplus (Note 6f)		**856,271**		825,807
		384,837		1,110,671
	$	**407,582**	$	1,146,712

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

PROCESSED

FEB 02 2009

THOMSON REUTERS

RECEIVED

2009 JAN 29 A 2:20

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

Statement 2

(An Exploration Stage Company)

Interim Statement of Loss, Comprehensive Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31, 2008	For three months ended October 31, 2007	For six months ended October 31, 2008	For six months ended October 31, 2007
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$ 65,624	$ 414,950	$ 628,382	$ 789,560
Less: Government Assistance	-	-	-	-
	65,624	414,950	628,382	789,560
ADMINISTRATIVE COSTS				
Accounting, audit & legal	4,834	17,060	14,164	25,193
Advertising, promotion & printing	9,842	17,443	14,678	20,841
Amortization	90	113	180	226
Financial consulting	-	-	1,250	-
Licenses, insurance, and transfer agent fees	8,844	18,344	12,078	31,303
Management, salary & wages (net of recoveries)	18,575	13,159	23,730	26,638
Office & sundry	2,073	2,165	3,335	8,352
Office building expenses	1,660	1,602	3,728	2,814
Stock compensation expense	13,328	17,136	30,464	34,272
Telephone	573	520	1,080	911
Travel and accommodation	4,222	7,745	10,188	10,373
	64,041	95,287	114,875	161,923
OTHER EXPENSES (INCOME)				
Interest and US Exchange adjustment	(327)	(2,659)	(4,785)	(3,311)
Proceeds from Naket settlement (Note 5e)	-	(34,312)	-	(23,312)
	(327)	(25,971)	(4,785)	(26,623)
GAIN (LOSS) FOR THE PERIOD	(129,338)	(484,266)	(738,472)	(924,860)
DEFICIT, BEGINNING OF PERIOD	$ 13,644,391	$ 12,138,157	$ 13,035,257	$ 11,697,563
DEFICIT, END OF PERIOD	$ 13,773,729	$ 12,622,423	$ 13,773,729	$ 12,622,423
Gain (Loss) per share, basic and diluted	($0.01)	($0.02)	($0.03)	($0.05)
Weighted average number of Shares outstanding	27,716,711	22,235,119	27,716,711	19,905,287
OTHER COMPREHENSIVE LOSS				
Net Loss for the Period	(129,338)	(484,266)	(738,472)	(924,860)
Unrealized Gain (Loss) on Available-for-sale Marketable Securities (Note 3)	(44,565)	17,825	(17,826)	282,418
TOTAL COMPREHENSIVE LOSS	173,903	466,441	756,298	642,442
Comprehensive Loss per share, basic and diluted	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.03)
Weighted average number of Shares outstanding				

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended October 31,		For six months ended October 31,	
	2008	2007	**2008**	2007
Cash Flows from Operating Activities				
Gain (Loss) for the period	$ **(129,338)**	$ (484,266)	$ **(738,472)**	$ (924,860)
Add: Items not involving cash				
Amortization	**713**	800	**1,426**	1,600
Stock compensation	**13,328**	17,136	**30,464**	34,272
	(115,297)	(466,330)	**(706,582)**	(888,988)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**(450)**	(213)	**326**	169
Decrease (increase) in accounts receivable	**9,350**	(130,519)	**(2,124)**	(132,382)
Increase (decrease) in amounts due to director(s)	**1,029**	(3,246)	**(1,730)**	(356,344)
Increase (decrease) in Loan payable	-	-	-	(304,853)
Increase (decrease) in accounts payable	**(11,825)**	(4,952)	**(11,566)**	(58,997)
	(117,193)	(605,260)	**(721,676)**	(1,741,395)
Cash Flows from Financing Activities				
Shares issued for cash	-	991,000	-	2,381,700
Cash Flows from Investing Activities				
	-	-	-	-
Increase (decrease) in Cash	**(117,193)**	385,740	**(721,676)**	640,305
Cash, and term deposits, beginning of period	**125,196**	311,967	**729,679**	57,402
Cash and term deposits, end of period	$ **8,003**	$ 697,707	$ **8,003**	$ 697,707
Supplementary Schedule				
Amortization of capital assets to mineral properties	$ **623**	$ 688	$ **1,426**	$ 1,376
Non-monetary transactions				
Stock compensation	$ **13,328**	$ 17,136	$ **30,464**	$ 62,071

See accompanying notes to financial statements.

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

2nd quarter
October 31, 2008

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the six months ended October 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO INTERIM FINANCIAL STATEMENTS

for the six months ended October 31, 2008 and 2007

Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements. The Company has working capital of $317,517 as at October 31, 2008 and has accumulated losses of $13,773,729. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 27,716,711 for net proceeds of $13,064,442 averaging $0.47 per share. The share price at October 31, 2008 was $0.05 Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2008.

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. MARKETABLE SECURITIES

	October 31, 2008	April 30, 2008
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 329,777	$ 74,098
Unrealized gain (loss)	(17,826)	255,679
Closing balance – lowest recorded market price	**$ 311,951**	$ 329,777

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on October 31, 2008, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.175 on October 31, 2008.

4. PROPERTY, PLANT AND EQUIPMENT

				October 31, 2008	April 30, 2008
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$ 10,000	$ -	$ 10,000	$ 10,000
Paving	8%	4,861	2,957	1,904	1,983
Buildings	4%-5%	86,401	38,705	47,696	48,670
Mining equipment	30%	117,557	116,465	1,092	1,285
Office equipment	20%	53,972	52,348	1,624	1,804
Trailer	30%	8,890	8,889	1	1
		$ 281,681	$ 219,364	$ 62,317	$63,743

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended October 31, 2008	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,246	$ -	$ -	$ 1,246
Assaying	31,190	-	-	31,190
Assessment, filing fees, membership	11,310	-	-	11,310
Direct charges – wages	19,185	390	100	19,675
Exploration costs 1)	529,392	7,695	-	537,087
Field Supplies	278	-	-	278
Property costs & acquisition	809	-	-	809
Storage (samples& equipment)	30,077	-	-	30,077
Property and Mineral taxes	1,517	-	-	1,517
Travel & accommodation	910	109	-	1,019
Subtotal:	$625,914	$8,194	$ 100	$ 634,208
Less: Recovered Property Costs	(5,826)	-	-	(5,826)
TOTAL:	$620,088	$8,194	$100	$ 628,382

Exploration Expenditures by Property For the period ended October 31, 2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 1,376	$ -	$ -	$ 1,376
Assaying	21,950	-	-	21,950
Assessment, filing fees, membership	9,486	-	-	9,486
Direct charges – wages	19,300	6,400	-	25,700
Exploration costs 1)	158,994	566,887	50	725,931
Field Supplies	549	-	-	549
Property costs & acquisition	494	-	-	494
Storage (samples & equipment)	3,453	-	-	3,453
Property and Mineral taxes	1,578	-	-	1,578
Travel & accommodation	1,081	2,962	-	4,043
Subtotal:	$ 218,261	$ 576,249	$ 50	$ 794,560
Less: Recovered Property Costs	(5,000)	-	-	(5,000)
Total:	$ 213,261	$ 576,249	$ 50	$ 789,560

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling, reclamation costs and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising approximately 10,000 hectares of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES, continued

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

WO Joint Venture

DHK has a 10.64% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine").

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 100 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During 2008, four new kimberlites were discovered. Including the Bling, Trio, Gemini and Sparky kimberlites there are now twelve known pipes on the Monument property. Micro diamond results from tested kimberlites have returned positive numbers to date with results pending from the summer program.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest in a Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

6. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Proceeds	Value
Balance at April 30, 2007	**14,223,611**			**$ 10,880,739**
Private Placement closed August 2, 2007	5,233,100	(i)	1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(ii)	379,000	363,898
Private Placement & Finders Fees – Sept 24, 2007	2,107,500	(iii)	411,000	313,564
Private Placement & Finders Fees – Oct 31, 2007	1,860,000	(iv)	425,000	326,320
Warrants exercised October 29, 2007	620,000	(v)	155,000	155,000
Warrants exercised November 13, 2007	662,500	(vi)	161,250	168,803
Warrants exercised November 26, 2007	990,000	(vii)	247,500	247,500
Warrants exercised January 16, 2008	20,000	(viii)	5,000	5,000
Flow Through share renunciation tax effect				(120,000)
Balance at April 30, 2008 and October 31, 2008	**27,716,711**		**$ 2,795,450**	**$ 13,064,442**

6. **SHARE CAPITAL** - continued

b) **Issued and fully paid:** - continued

(i) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units four month hold period expired November 21, 2007 with warrants expiring July 21, 2008. [Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (f))]. The hold period expired September 25, 2007 and November 21, 2007.

(ii) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period expired October 15, 2007.

(iii) On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant. Two half warrants are exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. September 24, 2007, issued 1,516,000 units with four-month hold expired January. 25, 2008, with warrants expiring September 24, 2009. October 3, 2007, issued 591,500 units with four-month expiring February 4, 2008, with warrants expiring October 5, 2009. [Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (f))]. The four-month hold period on 1,516,000 expired January. 25, 2008 and on 591,500 expiring February 4, 2008.

(iv) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect. Finders' fees of 160,000 in units were paid. [Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (f))]. The four month hold period expiring March 14, 2008.

(v) Warrants were exercised October 29, 2007:
- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007

(vi) Warrants were exercised November 13, 2007:
- At $0.25 to issue 575,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to re-pricing on May 7, 2007.
- At $0.20 to issue 87,500 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on June 13, 2007.

(vii) Warrants were exercised November 26, 2007:
- At $0.25 to issue 340,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 610,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on May 7, 2007.
- At $0.25 to issue 40,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to reprising on May 7, 2007.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL – continued

b) Issued and fully paid: - continued

(viii) Warrants were exercised January 16, 2008:

- At $0.25 to issue 20,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.25	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007 ***	930,000	$0.40	$372,000	November 16, 2009
Exercised Oct 29/07 to Jan 16/08	(2,205,000)	$0.25	(551,250)	
Exercised Nov 13/07	(87,500)	$0.20	(17,500)	
Expired December 4, 2007	(100,000)		(25,000)	
Expired Feb 22, 2008	(1,975,000)		(493,750)	
Expired May 24, 2008	(2,800,100)		(840,030)	
Expired June 14, 2008 **	(87,500)		(17,500)	
Expired July 20, 2008	(2,433,000)		(729,900)	
Balance October 31, 2008	**1,983,750**		**$740,812**	

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares. These warrants expired December 4, 2007.

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and expired June 14, 2008.

*** In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. October 27, 2005 the Company granted 350,000 director options at an exercise price of $0.25 for a period of five years. The closing market share price on the business day immediately prior to the grant date was $0.43. On April 11, 2007 Options for 650,000 shares were granted at an exercise price of $0.20 for a period of five years to directors. The closing market share price on the business day immediately prior to the grant date was $0.20.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL, continued

d) Share purchase options - continued

As at October 31, 2008 there were 1,000,000 (October 31, 2007 – 1,000,000) options outstanding.

Summary of the Company's options at October 31, 2008:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2008 and 2007	Price per share	Expiry date
October 27, 2005	450,000	-	100,000	**350,000**	1) $0.25	October 27, 2010
April 11, 2007	650,000			**650,000**	$0.20	April 11, 2012
	1,100,000	-	100,000	**1,000,000**	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 approved by disinterested shareholders at the Annual General Meeting on October 15, 2007.

As of October 31, 2008 - 1,000,000 options have vested.

e) Stock based compensation

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	-

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $30,464 of the fair value has been recorded in the Company accounts for the period.

f) Contributed Surplus

Details are as follows:

		2008		2007
Balance – Beginning of year	$	**825,807**	$	265,351
Value of warrants (1) *(Note 6, iii, v, vi)*		-		499,299
Transferred to share capital upon exercise of options		-		-
Fair value of stock-based compensation *(Note 6e)*		**30,464**		34,272
Balance – End of year	$	**856,271**	$	783,818

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	June 13, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.20	$0.20	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$0.20	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.75 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	175,000	2,433,000	758,000	295,750	930,000

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the six months ended October 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

7. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2008, $2,329 is owed.
For the period ended October 31st the Company incurred the following expenses with related parties:

	2008	2007
To directors for telephone and office to offset expenses incurred in conducting company affairs	**$ 3,727**	$ 3,600
To a director who is the president for management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).	**39,250**	39,450
To directors who are not employees, for administration.	**18,900**	18,000
Total	**$ 61,877**	$ 61,050

During the period $24,415 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

9. SUBSEQUENT EVENTS:

There are no subsequent events.

DIRECTORS AND POSITIONS:

Ellen Clements *, President and CEO
Larry Widmer, BComm, Corporate Secretary and CFO,
Gerald Rayner, Geol., P.Eng. *
Stephen Levano, BA, MBA *

* Members of the Audit Committee

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Six months to October 31, 2008

Management Discussion & Analysis

December 16, 2008

Note to Reader

The interim financial statements for the six months ended October 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

December 16, 2008

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended October 31, 2008

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 1,246	$ -	$ -	$ 1,246
Assaying	31,190	-	-	31,190
Assessment, filing fees, membership	11,310	-	-	11,310
Direct charges – wages	19,185	390	100	19,675
Exploration costs	529,392	7,695	-	537,087
Field supplies	278	-	-	278
Property costs & acquisition	809	-	-	809
Storage (samples& equipment)	30,077	-	-	30,077
Property and Mineral taxes	1,517	-	-	1,517
Travel & accommodation	910	109	-	1,019
Sub-total:	$ 625,914	$ 8,194	$ 100	$ 634,208
Less: Recovered property costs	($ 5,826)	-	-	($ 5,826)
TOTAL:	$ 620,088	$ 8,194	$ 100	$ 628,382

During the six month period ended October 31, 2008 a total of $634,208 (2007 - $794,560) was spent on mineral property activities as shown in the above table.

Second Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An existing agreement gave Peregrine Diamonds Ltd. (Peregrine) a 51% interest for flying Falcon gravity gradiometer surveys and drilling selected targets. Peregrine has vested with 51% of certain areas (those drilled), plus it has a second option, within 4 years of vesting, to earn another 14% by completing a 100 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

The Company, in January 2008, increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the period ended October 31, 2008 costs of $8,194 (2007 - $576,249) were incurred: Exploration costs of $7,695 (2007 - $566,887) and $390 (2007 – $6,400) for management and related expenses, and $109 (2007 - $2,962) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. has a contributing 10.64% interest in the WO diamond project. Peregrine Diamonds Ltd. ("Peregrine"), the operator since 2005 bulk sampled to test the economics and feasibility of the DO27 kimberlite with approximately $58 million spent to date. The average modeled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, were used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

The operator reported a current surplus of JV funds and did not anticipate a budget proposal nor cash call until after the PTA report has been produced, expected before the end of the second quarter 2008. Subsequently, on May 30, 2008, Peregrine issued a $212,112 cash call to DHK due on September 27, 2008 for DHK's 10.77% interest in the Joint Venture.

Furthermore, on June 24, 2008, Peregrine, the operator, reported to the Company:

> "Mr. Eric Friedland, Chief Executive Officer, and Mr. Brooke Clements, President of Peregrine Diamonds Ltd. ("Peregrine" or "the Company") are pleased to report a Canadian NI-43-101-compliant indicated mineral resource of 18.2 million carats in 19.5 million tonnes of kimberlite for the nine hectare DO-27 kimberlite. The estimated grade of the indicated resource is 94 carats per hundred tonnes ("cpht"). The resource estimate was prepared by AMEC Americas Ltd. ("AMEC"), an internationally recognized engineering firm with extensive experience in evaluating advanced diamond projects. An additional 6.5-8.5 million tonnes of kimberlite below the indicated resource was classified as a potential mineral deposit and DO-27 remains open at depth. DO-27 is situated on the 15,000 hectare WO property in the Northwest Territories, Canada, approximately 27 kilometres southeast of the DiavikTM Diamond Mine and 11 kilometres east of the Tibbitt to Contwoyto Ice Road used to supply the two diamond mines in the area. Ownership interests in the WO property are as follows: Peregrine 71.74%, Archon Minerals Limited 17.48% and DHK Diamonds Inc. 10.78%. Peregrine holds 97.92% of the diamond marketing rights."
>
> *See website for full News Release dated June 24, 2008.*

Pellatt Lake Property:

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,747 hectares – 46,960 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). The Monument property contains 12 known diamond bearing kimberlites. Recent drilling has found several new kimberlites including Genie, Bling and most recently the Trio, Gemini and Sparky kimberlites. The most recent discoveries were made when drilling land based targets. Based on forthcoming caustic fusion results, plans for taking larger samples will be made as well as drill testing water-based targets during a winter program. Results will be posted on the nadina.com website. In addition, Kettle River owns 1.7 million free trading shares of New Nadina.

SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 41 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the period $100 (2007 - $50) was expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA: 100%

Greenwood Area Expenditure breakdown by property for the period ended October 31, 2008

	2008 Exploration Program	Phoenix	Arcadia	Bluebell	Tailings	Niagra	Tam O'Shanter	Greenwood Area TOTAL
Amortization	$ -	$ 311	$ -	$ 311	$ -	$ -	$ 623	$ 1,245
Assaying	31,190	-	-	-	-	-	-	31,190
Assessment/Recording	11,310	-	-	-	-	-	-	11,310
Direct charges – wages	15,732	1,100	-	1,050	1,000	253	50	19,185
Exploration costs	529,141	201	-	25	25	-	-	529.392
Field supplies	278	-	-	-	-	-	-	278
Property costs & acquisition	443	367	-	-	-	-	-	810
Storage (samples& equipment)	-	11,415	-	7,390	-	-	11,272	30,077
Property & Mineral taxes	-	1,168	-	349	-	-	-	1,517
Travel & accommodation	910	-	-	-	-	-	-	910
Sub-total:	**$ 589,004**	**$ 14,562**	**$ -**	**$ 9,125**	**$ 1,025**	**$ 253**	**$ 11,945**	**$ 625,914**
Less: Recovered Property costs	-	(5,826)	-	-	-	-	-	(5,826)
TOTAL:	**$ 589,004**	**$ 8,736**	**$ -**	**$ 9,125**	**$ 1,025**	**$ 253**	**$ 11,945**	**$ 620,088**

The Greenwood Area Properties are grouped according to geographical area and accounting purposes. At this time, the 2008 Exploration Program is segregated for reporting purposes where work was conducted on the Phoenix and Bluebell areas. During the spring and summer of 2008, the company completed a program of excavator trenching and diamond drilling (14 holes, 2,551 meters) on its wholly owned Greenwood area properties. Limited prospecting, soil and rock sampling was also completed. The 2008 work program was primarily directed at 3 known areas of mineralization, the Minnie Moore showing on the Bluebell property, and the Battle and Stemwinder Zones on the Phoenix property.

Greenwood Area Properties

Phoenix Mine Area

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $14,562 was expended (2007 - $13,910). Recording of work programs and generation of reports with wage costs of $201 (2007 – $4,900). An amount of $5,826 was received from another company during the period as compensation for access and has been recorded as a property cost recovery.

Limited exploration was conducted on the Bluebell-Summit property other than work conducted on the Minnie Moore and costs of $9,125 (2007 - $6,545) relate to sample and core storage, mineral taxes and wage costs. The Minnie Moore showing is located within the Bluebell Group and due to the significance of the discovery, 2008 exploration program expenditures have been segregated for current reporting:

2008 Exploration Program

The $589,004 2008 Exploration Program expenditure reported relates mainly to mapping, prospecting, sampling, soil sampling, geophysics, assaying, drilling and trenching in the selected areas

Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling was completed in preparation for 2008 drilling. Soil geochemistry in this area shows a large area of anomalous gold plus/minus arsenic in soils. During 1991, a single drill hole by Battle Mountain (Canada) Inc. was drilled to test a small portion of the Battle zone. This hole intersected several zones of elevated gold, including 14.7 g/t Au (0.43 oz/t Au) over 0.4 meters, 8.54 g/t Au (0.25 oz/t Au) over 0.7 meters, 3.63 g/t Au (0.11 oz/t Au) over 0.7 meters and 3.36 g/t Au (0.10 oz/t Au) over 1.0 meter. Apart from this single 1991 drill hole, the Battle zone was previously untested by drilling.

The following chart provides the 2008 drill results on the Battle zone:

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-6	15.30	*17.70*	2.40	4.01	1.47	259
	33.05	*40.35*	7.30	3.71	8.27	1801
		including	0.40	14.00	64.00	496
		and	1.00	8.80	7.00	2417
KRR 08-7	24.50	*27.30*	2.80	0.91	0.26	78
	38.00	*40.19*	2.19	0.30	0.70	1324
KRR 08-8	16.57	*19.57*	3.00	0.55	< 0.10	23
	38.57	*51.27*	12.70	1.62	10.85	2349
		including	0.70	18.07	183.70	33576
KRR 08-9	37.40	*37.70*	0.30	2.26	2.40	1443
	48.20	*48.60*	0.40	5.40	18.30	6070
	105.50	*105.90*	0.40	0.31	4.10	235
KRR 08-10	27.25	*27.70*	0.45	0.45	0.10	23
	41.15	*49.77*	8.62	0.76	1.15	401
		including	0.70	3.19	1.30	578
		and	0.50	6.33	14.70	4169
	64.84	*67.84*	3.00	0.24	0.20	75

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-11	42.66	45.46	2.80	1.39	5.0	1256
	90.70	**92.26**	**1.56**	**80.00**	**8.6**	**105**
	100.50	100.70	0.20	9.70	10.6	2233
	110.62	111.86	1.24	3.67	95.6	307
	207.29	209.98	2.69	0.03	1257.8	1566
KRR 08-12	**17.13**	***20.13***	**3.00**	**2.93**	**<0.10**	**20**
	29.00	***29.70***	**0.70**	**1.17**	**2.00**	**110**
	33.55	***38.10***	**4.55**	**0.27**	**0.70**	**278**
	92.30	***101.85***	**9.55**	**4.32**	**2.42**	**561**
		including	**0.80**	**50.30**	**27.80**	**5493**
	125.25	***125.45***	**0.20**	**8.50**	**13.50**	**1865**

The final two drill holes (KRR 08-13 and 08-14) targeted a series of parallel auriferous quartz-sulfide veins at the Stemwinder zone, known from historic underground work at the Stemwinder and Brooklyn mines. Both drill holes were successful in intersecting several quartz-pyrite-chalcopyrite veins.

Hole	From	To	Interval	Au	Ag	Cu
	meters	meters	meters	g/t	g/t	ppm or %
KRR 08-13	100.85	101.15	0.30	0.01	21.0	2.66 %
	103.27	103.48	0.21	0.01	14.1	1.39 %
	122.71	**123.71**	**1.00**	**13.80**	**39.4**	**5.26 %**
	145.90	146.15	0.25	7.04	2.0	694
KRR 08-14	**118.20**	**121.05**	**2.85**	**6.85**	**13.3**	**8130**
		including	**0.60**	**12.48**	**27.0**	**12194**

Minnie Moore

Work conducted in 2007 resulted in the discovery of the Minnie Moore epithermal silver-gold showing. During 2007, soil geochemical and ground magnetometer surveys were completed in the vicinity of the showing, and excavator trenching and diamond drilling was done. The Minnie Moore vein was exposed on surface in two trenches. Where exposed it is a well-defined breccia vein, with a true width ranging up to 8.5 meters and with faulted contacts. The vein is comprised of intensely silicified limestone and siltstone that is cut and cemented by vuggy quartz and quartz-carbonate veinlets and breccia matrix. Sulfide content is low, only locally exceeding 5%, and consisting of pyrite, with lesser chalcopyrite, sphalerite, galena, tetrahedrite, and ruby silver. Representative trench samples across the vein returned values up to 1469 g/t Ag and 3.95 g/t Au over 4.2 meters.

In the fall of 2007, 10 diamond drill holes (totalling 1485 meters) were drilled to test the Minnie Moore vein in the vicinity of the excavator trenches. Diamond drilling showed that the trenched zone is cut-off (offset?) by a 50 meter thick post-mineral sill, at a shallow depth below surface. Several zones of silicification and quartz-carbonate veining were intersected in the drilling, at depth beneath the sill, however analytical results failed to return values of similar silver and gold tenor to those from trenching.

During 2008, the 2007 soil grid was extended at the Minnie Moore showing, and follow-up excavator trenching was done to test for the surface expression of the Minnie Moore, to the south of the 2007 trench exposures, and to test soil

geochemical anomalies from the 2007 and 2008 soil surveys. Five trenches, totalling 235 lineal meters, were dug in 2008. None of these trenches successfully intersected the Minnie Moore vein. Several narrow zones of epidote (+/- hematite, garnet, pyrite) skarn were intersected. Results were locally elevated within the skarn, but sub economic.

The 2008 drilling at the Minnie Moore showing confirmed the structural complexity of the area and added information to assist in unraveling these complexities. At least three separate post-mineral fault sets, often with accompanying post-mineral dykes and sills, are known to occur.

Holes KRR 08-1 to 08-5 were drilled at the Minnie Moore showing, to explore for the at-depth extension of the Minnie Moore zone beneath the thick post-mineral sill delineated by the 2007 work program. Drilling also tested a strong multi-element soil geochemical anomaly southwest of the main showing. Epithermal style quartz stockwork breccia veining was intersected in hole KRR 08-1, at depth beneath the thick post-mineral sill, however analytical results were disappointing. A 5.3 meter intercept through the zone of veining (106.0 - 111.3 m) graded 0.27 g/t Au and 77.3 g/t Ag. Within this interval, a 1.6 meter section returned 0.55 g/t Au and 178.5 g/t Ag. There were no results of note from the remaining Minnie Moore drill holes.

Other Greenwood Area Exploration

No exploration of significance was conducted on other groups within the Greenwood Area holdings and costs allocated mainly relate to core storage, amortization and property maintenance. Costs of $1,025 (2007 - $1,504) during the period are attributed to the Phoenix Tailings property. Tam O'Shanter property costs of $11,945 (2007 - $1,989) relate to sample and core storage and the balance for fees and amortization expense. Costs of $253 (2007 - $95) relate to the Niagara Property and Arcadia (Skylark) property expenditures of $ 0 (2007 - $394) relate to office expense. There were no costs related to the Haas property during this period in 2008 or 2007.

Recent encouraging assay results from other selected properties within the Greenwood Area Property indicate further work is required to determine potential for exploration where trenching and drilling will be considered.

Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2007 and April 30, 2008 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
2nd Quarter 2009	($ 738,472)	($ 0.03)	$ 407,582	$ 22,745
1st Quarter 2009	(609,134)	(0.02)	578,953	33,541
4th Quarter 2008	49,658	0.01	1,146,712	36,041
3rd Quarter 2008	(462,492)	(0.02)	960,512	52,390
2nd Quarter 2008	(484,266)	(0.02)	986,344	46,707
1st Quarter 2008	(440,594)	(0.03)	470,672	54,904
4th Quarter 2007	(872,271)	(0.07)	215,426	766,899
3rd Quarter 2007	(127,210)	(0.01)	261,960	346,859

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the six month period ended October 31, 2008.

For the current six months, the Company experienced a net loss of $738,472 or $0.03 per share compared to a loss of $924,860 or $0.03 per share the previous year.

Operating expenses of $114,875 for the period, arising from general and administrative costs, (2007 - $161,923) decreased from the previous year. During the current period, travel & accommodation decreased by $185, stock compensation costs were $30,464 (2007 - $34,272), office and sundry expense decreased by $5,017, accounting, audit and legal decreased by $11,029, licences, insurance and transfer agent fees decreased by $19,225, management, salary & wages decreased by $2,908 while advertising promotion and printing decreased by $6,163 . Financial consulting increased to $1,250 (2007 - $ 0).

Overall property exploration costs decreased to $628,382 from $789,560 during the same period in the previous year. This decrease is attributed to lower exploration costs on property in the Northwest Territories to $8,194 (2007 - $576,249) although exploration costs on property in the Greenwood Area increased by $406,827. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $317,517 as at October 31, 2008 and has accumulated losses of $13,773,729. Since inception, the Company has been successful in funding its operations and at October 31, 2008 had net issued shares of 27,716,711 for net proceeds of $13,064,442 averaging $0.471 per share. Kettle River shares traded at $0.05 on October 31, 2008 and as of the date of this report have traded as low as $0.02 per share. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the October 31, 2008 Financial Statement

Liquidity

The financial statements for the period ended October 31, 2008 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At October 31, 2008, Kettle River had working capital of $317,517 compared to working capital of $1,041,925 at April 30, 2008.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2008 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At October 31, 2008, there is a receivable from New Nadina Explorations Limited for $6,020. Also at October 31, 2008 there is a receivable from DHK Diamonds Inc. of $7,800 for Pellatt Lake annual lease fees paid on their behalf in order to keep the Peregrine Diamond agreement in good standing. Advances from directors and shareholders are unsecured and bear no interest. As at October 31, 2008, $2,329 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended October 31, 2008 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

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